EXHIBIT 99.4
Introduction
The Bank of Montreal produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with Bank of Montreal’s First Quarter 2010 and Second Quarter 2010 Report to Shareholders and the 2009 Annual Report on Form 40-F.

Reconciliation of Canadian and United States Generally Accepted
Accounting Principles
We prepare our consolidated financial statements in accordance with GAAP in Canada, including interpretations of GAAP by our regulator, Office of the Superintendent of Financial Institutions Canada (“OSFI”).
     We have included the significant differences that would result if United States GAAP were applied in the preparation of our Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of
Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Loss. We have not included our Consolidated Statement of Cash Flows as the differences are immaterial.

Condensed Consolidated Balance Sheet

			April 30,			October 31,
(Canadian $ in millions)			2010			2009

	Canadian	Increase	United States	Canadian	Increase	United States
	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Cash and cash equivalents	$13,623	$–	$13,623	$9,955	$–	$9,955
Interest bearing deposits with banks (a)	2,741	(1,537)	1,204	3,340	(2,117)	1,223
Securities – Trading (b,c,e)	70,978	(7,075)	63,903	59,071	(3,901)	55,170
– Available-for-sale (b,c,d,e)	50,929	4,689	55,618	50,303	2,799	53,102
– Other (b,f)	1,491	(64)	1,427	1,439	(7)	1,432
Securities borrowed or purchased under resale agreements	25,053	–	25,053	36,006	–	36,006
Loans and customers’ liability under acceptances, net of the allowance for credit losses (a,g)	169,753	748	170,501	167,829	2,069	169,898
Derivative instruments (g,h)	41,469	(27,258)	14,211	47,898	(30,296)	17,602
Premises and equipment (i)	1,552	(3)	1,549	1,634	(4)	1,630
Goodwill (i)	1,609	(36)	1,573	1,569	(37)	1,532
Intangible assets (i)	749	–	749	660	–	660
Other assets (b,e,j,k)	10,219	8,150	18,369	8,754	6,232	14,986

Total Assets	$390,166	$(22,386)	$367,780	$388,458	$(25,262)	$363,196

Liabilities and Shareholders’ Equity
Deposits (g)	$239,260	$(1,549)	$237,711	$236,156	$(1,298)	$234,858
Derivative instruments (g,h)	39,523	(26,498)	13,025	44,765	(29,046)	15,719
Acceptances	6,981	–	6,981	7,640	–	7,640
Securities sold but not yet purchased	16,475	–	16,475	12,064	–	12,064
Securities lent or sold under repurchase agreements	46,323	–	46,323	46,312	–	46,312
Other liabilities (b,d,e,j,l) (2)	16,257	5,046	21,303	15,938	4,483	20,421
Subordinated debt	3,682	–	3,682	4,236	–	4,236
Capital trust securities (l)	1,150	(1,150)	–	1,150	(1,150)	–
Preferred share liability (l)	–	–	–	–	–	–
Shareholders’ equity (e,f,h,j,k,l,m,n,o)(1)(2)	20,515	1,765	22,280	20,197	1,749	21,946

Total Liabilities and Shareholders’ Equity	$390,166	$(22,386)	$367,780	$388,458	$(25,262)	$363,196

(1)	Shareholders equity in US GAAP includes non-controlling interest of $2,487 million ($2,505 million as at October 31, 2009).

(2)	Prior year has been restated to give effect to the adoption of the new accounting for non-controlling interests in consolidated financial statements (n).

Reconciliation of Income

(Canadian $ in millions, except per share amounts)		For the three months ended		For the six months ended

		April 30,	April 30,	April 30,	April 30,
		2010	2009	2010	2009

Net income, as reported under Canadian GAAP		$745	$358	$1,402	$583

Adjustments to arrive at United States GAAP:
Net Interest Income	– Liabilities and equity (l)	19	20	39	41
Non-Interest Revenue	– Merchant banking (f)	(17)	38	(57)	96
	– Reclassification from trading securities to available-for-sale securities (c)	30	8	56	61
	– Insurance (e)	–	–	2	–
	– Derivatives (h)	(104)	–	(100)	–
	– Other-than-temporary impairment (o)	3	–	3	–
Non-Interest Expense	– Stock-based compensation (k)	–	–	–	(1)
	– Pension and other employee future benefits (j)	(2)	–	(4)	–
	– Other assets (i)	–	2	–	3
Income taxes and net change in income taxes (m) (including adjustments due to items listed above)		26	(14)	30	(48)
Non-controlling interest in subsidiaries (l)		(19)	(20)	(39)	(40)

Net income based on United States GAAP (1)		$681	$392	$1,332	$695

Earnings per share: basic	– Canadian GAAP net income	$1.27	$0.61	$2.40	$1.00
	– United States GAAP net income	1.16	0.67	2.27	1.21

Earnings per share: diluted	– Canadian GAAP net income	$1.26	$0.61	$2.38	$1.00
	– United States GAAP net income	1.16	0.67	2.27	1.21

(1)	Net of non-controlling interests’ share of net income of $37 million and $76 million for the three and six months ended April 30, 2010 ($39 million and $78 million for the three and six months ended April 30, 2009)
Reconciliation of Comprehensive Income

(Canadian $ in millions)	For the three months ended		For the six months ended

	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Total Comprehensive Income, as reported under Canadian GAAP	$96	$442	$768	$999

Adjustments to arrive at United States GAAP:
Net income adjustments, as per Reconciliation of Income	(64)	34	(70)	112
Unrealized gain on reclassification from trading securities to available-for-sale securities (c) (1)	(21)	(5)	(39)	(41)
Unrealized (gain) loss on derivatives that are not designated as cash flow hedges under US GAAP (h) (2)	72	–	69	–
Unrealized gain (loss) on translation of net foreign operations, net of hedging activities (i)	1	1	2	–
Pension and other future benefits (j) (3)	17	13	18	19
Unrealized gain on insurance securities designated as held for trading under Canadian GAAP (e) (4)	2	13	56	13
Adjustment to other-than-temporary impairment (o)	(2)	–	(2)	–

Total Comprehensive Income based on United States GAAP (5)	$101	$498	$802	$1,102

(1)	Net of income taxes of $9 million and $17 million for the three and six months ended April 30, 2010 ($3 million and $20 million for the three and six months ended April 30, 2009).

(2)	Net of income taxes of $32 million and $31 million for the three and six months ended April 30, 2010 (not applicable for the three and six months ended April 30, 2009).

(3)	Net of income taxes of $7 million and $29 million for the three and six months ended April 30, 2010 ($9 million and $25 million for the three and six months ended April 30, 2009).

(4)	Net of income taxes of $1 million and $25 million for the three and six months ended April 30, 2010, ($6 million and $6 million for the three and six months ended April 30, 2009).

(5)	Net of non-controlling interests’ share of comprehensive income of $37 million and $76 million for the three and six months ended April 30, 2010 ($39 million and $78 million for the three and six months ended April 30, 2009)

Reconciliation of Accumulated Other Comprehensive Loss

	April 30,	October 31,
(Canadian $ in millions)	2010	2009

Total Accumulated Other Comprehensive Loss, as reported under Canadian GAAP	$(1,033)	$(399)

Adjustments to arrive at United States GAAP:
Unrealized gain on reclassification from trading securities to available-for-sale securities (c)	23	62
Fair Value on derivatives that are not designated as cash flow hedges under U.S. GAAP (h)	67	(2)
Unrealized gain on translation of net foreign operations, net of hedging activities (i)	36	34
Unrealized actuarial gain(losses) on pension and other employee future benefits (j)	(930)	(948)
Unrealized gain on insurance securities classified as held for trading under Canadian GAAP (e)	282	226
Adjustment to other-than-temporary impairment (o)	(18)	(16)

Total Accumulated Other Comprehensive Loss based on United States GAAP	$(1,573)	$(1,043)

(a) Bankers’ Acceptances
Under United States GAAP, bankers’ acceptances purchased from other banks are classified as loans. Under Canadian GAAP, bankers’ acceptances purchased from other banks are recorded as interest bearing deposits with banks in our Consolidated Balance Sheet.
(b) Accounting for Securities Transactions
Under United States GAAP, securities transactions are recognized in our Consolidated Balance Sheet when we enter into the transaction. Under Canadian GAAP, securities transactions are recognized in our Consolidated Balance Sheet when the transaction is settled.
(c) Reclassification from Trading Securities to Available-for-Sale Securities
During the year ended October 31, 2008, we adopted new Canadian accounting guidance which allows, in rare circumstances, certain reclassifications of non-derivative financial assets from the trading category to either the available-for-sale or held-to-maturity categories. This new guidance is consistent with United States GAAP, except that United States GAAP requires that the reclassification be recorded on the date the transfer is completed. We elected to transfer from trading to available-for-sale those securities for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term. The Canadian accounting guidance was applicable on a retroactive basis to August 1, 2008 for us and the transfers took place at the fair value of the securities on August 1, 2008. We reclassified these securities under United States GAAP effective October 31, 2008. This difference will reverse as these securities are sold.
(d) Non-Cash Collateral
Under United States GAAP, non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge is recorded as an asset in our Consolidated Balance Sheet and a corresponding liability is recorded for the obligation to return the collateral. Under Canadian GAAP, such collateral and the related obligation are not recorded in our Consolidated Balance Sheet. As a result of this difference, available-for-sale securities and other liabilities have been increased by $1,861 million and $197 million as at April 30, 2010, and October 31, 2009, respectively.
(e) Insurance Accounting
Under United States GAAP, liabilities for life insurance contracts, except universal life and other investment-type contracts are determined using the net level premium method. For universal life and other investment-type contracts, liabilities represent policyholder account balances and include a reserve calculated using the net level premium method for some contracts. Under Canadian GAAP, liabilities for life insurance contracts are determined using the Canadian Asset Liability Method.
     Under United States GAAP, premiums received for universal life and other investment-type contracts are recorded as a liability. Under Canadian GAAP, these premiums are recorded in income and a liability for future policy benefits is established that is an offsetting charge to income.
     Under both United States and Canadian GAAP, premiums from long-duration contracts are recognized in income when due and premiums, net of reinsurance, for short-duration contracts are recorded in income over the related contract period.
     Under United States GAAP, reinsurance recoverables, deferred acquisition costs for life insurance and annuity contracts and the value of in-force life insurance business acquired (“VOBA”) are recorded as assets. Deferred acquisition costs and VOBA are then amortized. Under Canadian GAAP, these items are included in the insurance-related liability balance.
     Under United States GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are classified as available-for-sale securities. Under Canadian GAAP, fixed income and equity investments supporting the policy benefit liabilities of life and health insurance contracts are designated as held-for-trading using the fair value option.
(f) Merchant Banking Investments
Under United States GAAP, our merchant banking subsidiaries account for their investments at cost or under the equity method. Under Canadian GAAP, these subsidiaries account for their investments at fair value, with changes in fair value recorded in income as they occur.
(g) Offsetting of Amounts Related to Certain Contracts
Effective November 1, 2008, we adopted the new guidance issued by the FASB on offsetting certain amounts in multiple contracts with a single counterparty. This guidance permits us to change our accounting policy regarding offsetting of the fair value amounts recognized on the balance sheet for derivative instruments under master netting agreements. In addition, this guidance allows us to offset the fair value recognized for the cash collateral received or posted against the fair value of derivative instruments executed with the same counterparty under a master netting agreement. Under Canadian GAAP, derivative assets and liabilities are recognized on the balance sheet on a gross basis, and cash collateral posted is recorded as a loan and cash collateral received is recorded as a deposit liability. As a result of offsetting, the fair value amounts of derivative instruments that have been netted against derivative assets and derivative liabilities was $25,709 million at April 30, 2010 ($28,998 million at October 31, 2009). The cash collateral applied against derivative assets and derivative liabilities was $1,549 million and $789 million as at April, 2010, respectively ($1,298 million and $48 million as at October 31, 2009, respectively).
(h) Derivatives
Certain of our interest rate swaps designated as cash flow hedges under Canadian GAAP must be marked to market through income under United States GAAP as they do not qualify for hedge accounting. Under Canadian GAAP, they qualify for hedge accounting and are measured at fair value through other comprehensive income.

     Effective February 1, 2009, we adopted the new FASB standard on disclosures about derivative instruments and hedging activities, which requires an entity to disclose how and why it uses derivatives, how it accounts for derivatives and any related hedged item, and how derivatives and hedged items affect the entity’s financial position, performance and cash flows. This standard did not have any impact on our consolidated financial statements as it did not change the accounting for derivatives and hedged items. Refer to Note 10 of our Consolidated Financial statements found in the 2009 Annual Report on pages 129 to 135 for more information regarding the use of derivatives and our hedging activities.

Fair Value Hedging Relationships
The following table presents the impact of fair value hedges on our financial results.

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
		Amount of gain/(loss)		Hedge ineffectiveness
For the three months ended		on hedging	Quasi fair value	Recorded in non-interest
Contract type		derivative (1)	adjustment (2)	revenue other

Interest rate contracts –	April 30, 2010	$60	$(66)	$(6)
	April 30, 2009	(327)	320	(7)

(Canadian $ in millions)			Pre-tax gains/(losses) recorded in income
				Hedge ineffectiveness
For the six months ended		Amount of gain/(loss) on	Quasi fair value	recorded in non-interest
Contract type		hedging derivative (1)	adjustment (2)	revenue - other

Interest rate contracts –	April 30, 2010	$(21)	$17	$(4)
	April 30, 2009	290	(293)	(3)

(1)	Unrealized gains (losses) on hedging derivatives are recorded in Derivative instruments in the Consolidated Balance Sheet.
(2)	Unrealized gains (losses) on hedged items are recorded in Securities – Available for sale, Subordinated Debt, and Deposits.

Cash Flow Hedging Relationships
The following table presents the impact of cash flow hedges on our financial results.

(Canadian $ in millions)
			Reclassification of gains
			(losses) on de-designated	Amortization of
For the three months ended	Fair value change recorded	Fair value change recorded	hedges from other	spot/forward differential on
	in other comprehensive	in non-interest revenue –	comprehensive income to	foreign exchange contracts
Contract type	income	other	net interest income (2)	to interest expense (1)

April 30, 2010
Interest rate (3)	$(187)	$(12)	$63	$–
Foreign exchange	(162)	–	–	(6)

Total	$(349)	$(12)	$63	$(6)

April 30, 2009
Interest rate (3)	$65	$3	$(10)	$–
Foreign exchange	(99)	–	–	(8)

Total	$(34)	$3	$(10)	$(8)

(Canadian $ in millions)
			Reclassification of gains
			(losses) on de-designated	Amortization of
For the six months ended	Fair value change recorded	Fair value change recorded	hedges from other	spot/forward differential on
	in other comprehensive	in non-interest revenue	comprehensive income to	foreign exchange contracts
Contract type	income	other	net interest income	to interest expense (1)

April 30, 2010
Interest rate (3)	$(139)	$(14)	$49	$–
Foreign exchange	(111)	–	–	(22)

Total	$(250)	$(14)	$49	$(22)

April 30, 2009
Interest rate (3)	$404	$18	$(8)	$–
Foreign exchange	(99)	–	–	(8)

Total	$305	$18	$(8)	$(8)

(1)	The spot/forward differential is excluded from our assessment of effectiveness.

(2)	The amount of other comprehensive gain that we expect to reclassify to our Consolidated Statement of Income over the next 12 months is $221 million ($154 million after tax). This will adjust interest on assets and liabilities that were previously hedged.
(3)	Interest rate swaps designated as cash flow hedges under Canadian GAAP that do not qualify for hedge accounting under United States GAAP, are excluded from the above table.

Net Investment Hedges
The amount of hedge ineffectiveness associated with net investment hedges for the three and six months ended April 30, 2010 was a gain of $0.7 and $1.6 million respectively ($4.8 and $4.8 million, respectively, for the three and six months ended April 30, 2009).
Contingent Features
Certain over-the-counter derivative instruments contain provisions that link how much collateral we are required to post or payment requirements to our credit ratings (as determined by the major credit rating agencies).
If our credit ratings were to fall, certain counterparties to the derivative instruments could demand immediate and ongoing collateralization on derivative liability positions or request immediate payment. The aggregate fair value of all derivative instruments with collateral posting requirements or payment obligations triggered if our credit rating had been downgraded to A- (per Standard and Poor’s Rating Services) that are in a liability position on April 30, 2010 is $6 billion ($7 billion at October 31, 2009). We have posted collateral of $6 billion as at April 30, 2010 ($7 billion at October 31, 2009). If our credit rating had been downgraded to A- on April 30, 2010, we would have been required to post collateral or meet payment demands of an additional $811 million ($470 million at October 31, 2009).

Fair values of our derivative instruments are as follows on a US GAAP basis:

			April 30,			October 31,
(Canadian $ in millions)			2010			2009
	Gross	Gross		Gross	Gross
	assets	liabilities	Net	assets	liabilities	Net

Trading
Interest Rate Contracts
Swaps	$22,186	$(21,193)	$993	$27,236	$(26,198)	$1,038
Forward rate agreements	51	(54)	(3)	231	(241)	(10)
Futures	3	(7)	(4)	3	(22)	(19)
Purchased options	1,351	(3)	1,348	1,749	(3)	1,746
Written options	–	(1,410)	(1,410)	–	(1,828)	(1,828)
Foreign Exchange Contracts
Cross-currency swaps	1,361	(2,542)	(1,181)	1,542	(2,158)	(616)
Cross-currency interest rate swaps	5,212	(4,450)	762	3,662	(3,658)	4
Forward foreign exchange contracts	2,696	(2,947)	(251)	2,713	(3,168)	(455)
Purchased options	207	–	207	232	–	232
Written options	–	(83)	(83)	–	(185)	(185)
Commodity Contracts
Swaps	1,590	(1,744)	(154)	1,500	(1,332)	168
Purchased options	1,675	–	1,675	1,990	–	1,990
Written options	–	(1,531)	(1,531)	–	(1,835)	(1,835)
Equity Contracts	1,330	(1,941)	(611)	1,982	(1,355)	627
Credit Default Swaps
Purchased	1,456	–	1,456	2,937	–	2,937
Written	–	(1,107)	(1,107)	–	(2,159)	(2,159)

Total fair value – trading derivatives	$39,118	$(39,012)	$106	$45,777	$(44,142)	$1,635

Average fair value (1)	$52,165	$(51,518)	$647	$64,377	$(62,685)	$1,692

Hedging
Interest Rate Contracts
Cash flow hedges – swaps	$27	$(333)	$(306)	$179	$(437)	$(258)
Fair value hedges – swaps	611	(178)	433	707	(186)	521

Total swaps	$638	$(511)	$127	$886	$(623)	$263

Foreign Exchange Contracts
Cash flow hedges – forward foreign exchange contracts	$1,713	$–	$1,713	$1,235	$–	$1,235

Total foreign exchange contracts	$1,713	$–	$1,713	$1,235	$–	$1,235

Total fair value – hedging derivatives (2)	$2,351	$(511)	$1,840	$2,121	$(623)	$1,498

Average fair value (1)	$2,249	$(633)	$1,616	$2,128	$(559)	$1,569

Total fair value – trading and hedging derivatives	$41,469	$(39,523)	$1,946	$47,898	$(44,765)	$3,133

Less: United States GAAP adjustment relating to offsetting of derivatives and cash collateral	$(27,258)	$26,498	$(760)	$(30,296)	$29,046	$(1,250)

Total	$14,211	$(13,025)	$1,186	$17,602	$(15,719)	$1,883

(1)	Average fair value amounts are calculated using a five-quarter rolling average.

(2)	The fair values of hedging derivatives wholly or partially offset the changes in fair values of the related on-balance sheet financial instruments or future cash flows.

Derivative instruments recorded in our Consolidated Balance Sheet are as follows:

(Canadian $ in millions)	Assets		Liabilities
	April 30,	October 31,	April 30,	October 31,
	2010	2009	2010	2009

Fair value of trading derivatives	$39,118	$45,777	$39,012	$44,142
Fair value of hedging derivatives	2,351	2,121	511	623

Total fair value of derivatives	41,469	47,898	39,523	44,765

Less: United States GAAP adjustment relating to offsetting of derivatives and cash collateral	(27,258)	(30,296)	(26,498)	(29,046)

Total	$14,211	$17,602	$13,025	$15,719

Notional Amounts
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet.

	April 30,				October 31,
(Canadian $ in millions)	2010				2009
		Hedging				Hedging
		Cash	Fair			Cash	Fair
	Trading	flow	value	Total	Trading	flow	value	Total

Interest Rate Contracts
Over-the-counter
Swaps (1)	$1,596,837	$17,502	$32,303	$1,646,642	$1,308,331	$28,361	$32,135	$1,368,827
Forward rate agreements	321,220	–	–	321,220	385,463	–	–	385,463
Purchased options	43,709	–	–	43,709	54,407	–	–	54,407
Written options	55,186	–	–	55,186	74,923	–	–	74,923

	2,016,952	17,502	32,303	2,066,757	1,823,124	28,361	32,135	1,883,620

Exchange-traded
Futures	71,192	–	–	71,192	75,761	–	–	75,761
Purchased options	52,009	–	–	52,009	47,580	–	–	47,580
Written options	39,874	–	–	39,874	38,887	–	–	38,887

	163,075	–	–	163,075	162,228			162,228

Total interest rate contracts	2,180,027	17,502	32,303	2,229,832	1,985,352	28,361	32,135	2,045,848

Foreign Exchange Contracts
Over-the-counter
Cross-currency swaps	28,541	–	–	28,541	29,988	–	–	29,988
Cross-currency interest rate swaps	169,223	–	–	169,223	155,297	–	–	155,297
Forward foreign exchange contracts	216,709	16,191	–	232,900	213,459	16,370	–	229,829
Purchased options	6,674	–	–	6,674	6,459	–	–	6,459
Written options	12,446	–	–	12,446	10,840	–	–	10,840

	433,593	16,191	–	449,784	416,043	16,370	–	432,413

Exchange-traded
Futures	473	–	–	473	377	–	–	377
Purchased options	13,310	–	–	13,310	8,185	–	–	8,185
Written options	2,718	–	–	2,718	794	–	–	794

	16,501	–	–	16,501	9,356	–	–	9,356

Total foreign exchange contracts	450,094	16,191	–	466,285	425,399	16,370	–	441,769

Commodity Contracts
Over-the-counter
Swaps	17,884	–	–	17,884	23,019	–	–	23,019
Purchased options	11,161	–	–	11,161	13,749	–	–	13,749

Written options	8,803	–	–	8,803	11,486	–	–	11,486

	37,848	–	–	37,848	48,254	–	–	48,254

Exchange-traded
Futures	21,685	–	–	21,685	24,078	–	–	24,078
Purchased options	39,379	–	–	39,379	55,716	–	–	55,716
Written options	41,931	–	–	41,931	58,686	–	–	58,686

	102,995	–	–	102,995	138,480	–	–	138,480

Total commodity contracts	140,843	–	–	140,843	186,734	–	–	186,734

Equity Contracts
Over-the-counter	20,932	–	–	20,932	18,359	–	–	18,359
Exchange-traded	11,655	–	–	11,655	10,511	–	–	10,511

Total equity contracts	32,587	–	–	32,587	28,870	–	–	28,870

Credit Default Swaps
Over-the-counter purchased	49,664	–	–	49,664	56,237	–	–	56,237
Over-the-counter written	45,057	–	–	45,057	51,072	–	–	51,072

Total credit default swaps	94,721	–	–	94,721	107,309	–	–	107,309

Total	$2,898,272	$33,693	$32,303	$2,964,268	$2,733,644	$44,731	$32,135	$2,810,530

Included in the notional amounts is $226 million as at April 30, 2010 ($184 million as at October 31, 2009) related to the Managed Futures Certificates of Deposit Program. Risk exposures represented by the assets in this program are traded on behalf of customers, with all gains and losses accruing to them.

Derivative-Related Credit Risk
Over-the-counter derivative instruments are subject to credit risk arising from the possibility that counterparties may default on their obligations.

	April 30,			October 31,
(Canadian $ in millions)	2010			2009
	Replacement	Credit risk	Risk-weighted	Replacement	Credit risk	Risk-weighted
	cost	equivalent	assets	cost	equivalent	assets

Interest Rate Contracts
Swaps	$22,824	$28,772	$–	$28,122	$33,730	$–
Forward rate agreements	51	65	–	231	239	–
Purchased options	1,325	1,527	–	1,710	1,945	–

Total interest rate contracts	24,200	30,364	2,963	30,063	35,914	3,631

Foreign Exchange Contracts
Cross-currency swaps	1,361	2,811	–	1,542	2,994	–
Cross-currency interest rate swaps	5,212	13,488	–	3,662	11,441	–
Forward foreign exchange contracts	4,409	7,365	–	3,948	6,695	–
Purchased options	131	251	–	171	284	–

Total foreign exchange contracts	11,113	23,915	2,772	9,323	21,414	2,340

Commodity Contracts
Swaps	1,590	4,158	–	1,500	4,915	–
Purchased options	694	2,316	–	829	2,855	–

Total commodity contracts	2,284	6,474	940	2,329	7,770	1,232

Equity Contracts	768	1,985	97	1,365	1,945	235

Credit Default Swaps	1,456	2,130	3,372	2,937	3,188	3,401

Total derivatives	39,821	64,868	10,144	46,017	70,231	10,839

Less: impact of master netting agreements and cash collateral	(27,258)	(40,406)	–	(30,296)	(42,581)	–

Total	$12,563	$24,462	$10,144	$15,721	$27,650	$10,839

     The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,648 million as at April 30, 2010 ($1,881 million as at October 31, 2009).
Transactions are conducted with counterparties in various geographic locations and industries. Set out below is the replacement cost of contracts with customers located in the following countries, based on country of ultimate risk on a US GAAP basis:

	April 30,		October 31,
(Canadian $ in millions, except as noted)	2010		2009

Canada	$17,194	43%	$19,640	43%
United States	9,967	25	11,783	26
United Kingdom	5,533	14	6,699	14
Other countries (1)	7,127	18	7,895	17

Total	$39,821	100%	$46,017	100%

Less: impact of master netting agreements and cash collateral	(27,258)		(30,296)

Total	$12,563		$15,721

     The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,648 million as at April 30, 2010 ($1,881 million as at October 31, 2009).

(1)	No other country represented 10% or more of our replacement cost in April 2010 or 2009
Transactions are conducted with various counterparties. Set out below is the replacement cost of contracts with customers in the following industries on a US GAAP basis:

	Interest rate		Foreign exchange
(Canadian $ in millions)	contracts		contracts		Commodity contracts		Equity contracts		Credit default swaps		Total
	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,	April 30	October 31,	April 30	October 31,
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Financial institutions	$21,514	$26,443	$7,225	$6,025	$1,014	$829	$315	$927	$409	$802	$30,477	$35,026
Government	1,156	1,510	2,678	1,909	47	24	–	–	–	–	3,881	3,443
Natural resources	5	13	77	57	502	389	–	–	–	–	584	459
Energy	65	76	3	18	310	213	–	–	–	–	378	307
Other	1,460	2,021	1,130	1,314	411	874	453	438	1,047	2,135	4,501	6,782

Total	$24,200	$30,063	$11,113	$9,323	$2,284	$2,329	$768	$1,365	$1,456	$2,937	$39,821	$46,017

Less: impact of master netting agreements and cash collateral											(27,258)	(30,296)

Total											$12,563	$15,721

     The total derivatives and impact of master netting agreements for replacement cost do not include exchange-traded derivatives with a fair value of $1,648 million as at April 30, 2010 ($1,881 million as at October 31, 2009).

The following is the revenue from trading derivative instruments recorded in non-interest revenue, trading revenues (losses):

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Interest rate contracts	$26	$(160)	$45	$(187)
Foreign exchange contracts	69	88	121	194
Commodity contracts	16	25	32	61
Equity Contracts	(7)	73	36	230
Credit Default Swaps	5	37	5	(11)

Total	$109	$63	$239	$287

Credit Derivatives and guarantees
Effective November 1, 2008, we adopted new guidance issued by FASB on disclosures about credit derivatives and certain guarantees, which requires an entity to disclose information about the potential adverse effects of changes in credit risk on the financial position, financial performance and cash flows of the sellers of credit derivatives and certain guarantees. This new guidance also requires additional disclosure about the current status of the payment/performance risk of a guarantee.

Credit derivatives – protection sold by ratings/maturity profile:

(Canadian $ in millions)
	Maximum Payout / Notional			Fair Value
As at April 30, 2010	Within 1 year	1 to 5 years	Over 5 years	Total	Negative

Credit default swaps
Investment grade (1)	$4,208	$25,940	$10,831	$40,979	$950
Non-Investment grade (1)	1,421	2,130	108	3,659	153
Non-rated	302	116	1	419	4

Total (2)	$5,931	$28,186	$10,940	$45,057	$1,107

Credit derivatives – protection sold by ratings/maturity profile:

(Canadian $ in millions)
	Maximum Payout / Notional			Fair Value
As at October 31, 2009	Within 1 year	1 to 5 years	Over 5 years	Total	Negative

Credit default swaps
Investment grade (1)	$3,661	$31,055	$11,119	$45,836	$2,013
Non-Investment grade (1)	1,174	3,347	513	5,034	145
Non-rated	29	173	–	202	1

Total (2)	$4,864	$34,575	$11,632	$51,072	$2,159

(1)	Credit ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade rating. These credit ratings largely reflect those assigned by external rating agencies and represent the payment or performance risk of the underlying security or referenced asset.

(2)	As at April 30, 2010, the notional value and net carrying value of credit protection sold in which we held purchased protection with identical underlying assets was $1 billion and $95 million ($1 billion and $49 million at October 31, 2009)

(i) Goodwill and Other Assets
Under United States GAAP, our acquisition of Suburban Bancorp, Inc. in 1994 would have been accounted for using the pooling of interests method. Under Canadian GAAP, we accounted for this acquisition using the purchase method, which resulted in the recognition and amortization of goodwill and other intangible assets associated with the acquisition. Effective November 1, 2001, goodwill is no longer amortized to income under either United States or Canadian GAAP. The remaining difference relates to the amortization of intangible assets under Canadian GAAP.
(j) Pension and Other Employee Future Benefits
Effective October 31, 2007, United States GAAP requires us to recognize the excess of the fair value of our pension and other employee future benefit plan assets over the corresponding benefit obligation as an asset and the shortfall of the fair value of our plan assets compared to the corresponding benefit obligation as a liability. This is done on a plan-by-plan basis. The unamortized actuarial gains (losses) and the cost (benefit) of plan amendments (recorded in our Consolidated Balance Sheet in other assets or other liabilities under Canadian GAAP) are recorded in Accumulated Other Comprehensive Income. This new guidance replaces the United States GAAP requirement to recognize an additional minimum pension liability in cases where the obligation, calculated without taking salary increases into account, exceeds the fair value of plan assets at year end. There is no change in the calculation of the pension and other employee future benefits expense.
     Effective November 1, 2000, we adopted a new Canadian accounting standard on pension and other employee future benefits that eliminated the then existing differences between Canadian and United States GAAP. When we adopted this new standard, we accounted for the change in accounting as a charge to retained earnings. As a result, there will continue to be an adjustment to our Consolidated Statement of Income until amounts previously deferred under United States GAAP have been fully amortized to income.
(k) Stock-based Compensation
Effective November 1, 2005, under United States GAAP, stock-based compensation granted to employees who are eligible to retire was expensed at the time of grant. We adopted this new standard prospectively, beginning with grants issued in fiscal 2006. We retroactively adopted new Canadian accounting guidance on stock-based compensation during the year ended October 31, 2006, which conformed with the United States accounting standard. Due to the differences in the methods of adoption, there was an adjustment to our Consolidated Statement of Income in the periods before fiscal 2010, when the stock-based compensation granted prior to November 1, 2005 was fully amortized.
(l) Liabilities and Equity
Under United States GAAP, certain of our preferred shares and capital trust securities that are ultimately convertible into a variable number of our common shares at the holder’s option are classified as equity and non-controlling interest, with payments recognized as dividends and minority interest, respectively. Under Canadian GAAP, preferred shares and capital trust securities with this conversion feature are classified as liabilities, with payments recognized as interest expense. The preferred shares with this conversion feature were redeemed during fiscal 2009.
(m) Income Taxes
In addition to the tax impact of other differences between Canadian and US GAAP, under United States GAAP, tax rate changes do not impact the measurement of our future income tax balances until they are passed into law. Under Canadian GAAP, tax rate changes are recorded in income in the period the tax rate change is substantively enacted.
(n) Non-controlling Interests in Consolidated Financial Statements
Effective November 1, 2009, we adopted the new FASB accounting standard on non-controlling interests in subsidiaries. Under this new standard, all non-controlling interests held by parties other than the parent entity are reported as equity for United States GAAP reporting purposes. Under Canadian GAAP, all non-controlling interests are reported as other liabilities.
A continuity of non-controlling interest recorded in equity for the year ended October 31, 2009 and for the six months ended April 30, 2010 is as follows:

(Canadian $ in millions)

Non-controlling interest in subsidiaries, November 1, 2008	$2,550
Net income attributable to non-controlling interest	(154)
Change in non-controlling interest ownership	109

Non-controlling interest in subsidiaries, October 31, 2009	2,505
Net income attributable to non-controlling interest	(76)
Change in non-controlling interest ownership	58

Non-controlling interest in subsidiaries, April 30, 2010	$2,487

(o) Other-than-Temporary Impairment
Effective May 1, 2009, we adopted the new FASB guidance which amended the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhanced the presentation and disclosure requirements for debt and equity securities. Under the new guidance, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in accumulated other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.
     As a result of the adoption of this new guidance, we recorded a cumulative-effect adjustment to reclassify $24 million before tax ($16 million after tax) from retained earnings to accumulated other comprehensive income as of May 1, 2009 for United States GAAP reporting purposes.
     During the three months ended April 30, 2010, we recorded total other-than-temporary impairment losses of $14 million, of which $11 million were recorded in income and $3 million were recorded in accumulated other comprehensive income. During the six months ended April 30, 2010, we recorded total other-than-temporary impairment losses of $51 million, of which $48 million were recorded in income and $3 million were recorded in accumulated other comprehensive income.
     A continuity of the credit losses recorded in income on debt securities held at period end:

	For the three	For the six
(Canadian $ in millions)	months ended	months ended
	April 30,	April 30,
	2010	2010

Balance, beginning of period	$(311)	$(286)

Credit impairment recognized in earnings on debt securities not previously impaired	(3)	(30)
Credit impairments recognized in earnings on debt securities that have previously been impaired	(3)	(3)

Reduction for securities sold or matured during the period	32	34

Balance end of period	$(285)	$(285)

We review available-for-sale securities and investments where we exert significant influence, but not control, at each quarter end to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary.
     In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and our intention or obligation to sell the investment before any anticipated recovery. If the decline is considered not to be temporary, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.
     As at April 30, 2010, we had 311 available-for-sale securities (381 at October 31, 2009) with unrealized losses totalling $356 million (unrealized losses of $263 million at October 31, 2009). Of these available-for-sale securities, 80 have been in an unrealized loss position continuously for more than one year (93 at October 31, 2009), amounting to an unrealized loss position of $68 million (unrealized loss position of $74 million at October 31, 2009). These unrealized losses resulted from changes in interest rates, and not from deterioration in the creditworthiness of the issuers. We expect full recovery of principal and interest payments from certain debt securities due to governmental support and/or over-collateralization provided. Based on these factors and our intention to not sell these securities before any anticipated recovery, we have determined that the unrealized losses are temporary in nature.

Gross unrealized gains and losses on our available-for-sale securities are as follows:

Unrealized Gains and Losses (U.S. GAAP basis)				April 30,				October 31,
(Canadian $ in millions)	Available-for-sale and other securities			2010	Available-for-sale and other securities			2009
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Issued or guaranteed by:
Canadian federal government	$13,767	$74	$155	$13,686	$17,548	$171	$73	$17,646
Canadian provincial and municipal governments	1,489	46	6	1,529	1,718	54	–	1,772
U.S. federal government	3,755	5	20	3,740	1,136	1	26	1,111
U.S. states, municipalities and agencies	4,299	55	5	4,349	5,993	98	3	6,088
Other governments	13,103	139	122	13,120	8,182	53	6	8,229
Mortgage-backed securities and collateralized mortgage obligations — Canada(1)	8,516	191	–	8,707	9,331	247	–	9,578
Mortgage-backed securities and collateralized mortgage obligations — U.S	681	25	–	706	789	28	–	817
Corporate debt (2)	7,028	327	42	7,313	6,866	315	122	7,059
Corporate equity (2)	2,007	33	6	2,034	2,041	29	33	2,037

Total (3)	$54,645	$895	$356	$55,184	$53,604	$996	$263	$54,337

(1)	These amounts are supported by guaranteed mortgages.

(2)	Included in unrealized gains (losses) at April 30, 2010 are gains of $32 million in corporate debt (gains of $60 million in 2009) and gains of $1 million in corporate equity (losses of $13 million in 2009) related to securities transferred from trading effected August 1, 2008.

(3)	Table does not include non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge of $1,861 million as at April 30, 2010 ($197 million as at October 31, 2009) recorded as available-for sale securities under United States GAAP.

     The duration of unrealized losses on our available-for-sale securities are as follows on a U.S GAAP basis:

Unrealized Losses	Available-for-sale Securities in an				April 30,		Available-for-sale securities in an				October 31,
(Canadian $ in millions)	Unrealized loss position for				2010		Unrealized loss position for				2009
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
	Gross		Gross		Gross		Gross		Gross		Gross
	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair
	losses	Value	losses	Value	losses	Value	losses	Value	losses	Value	losses	Value

Issued or guaranteed by:
Canadian federal government	$113	$6,257	$42	$1,404	$155	$7,661	$67	$3,243	$6	$316	$73	$3,559
Canadian provincial and municipal governments (2)	5	251	–	–	5	251	–	69	–	–	–	69
U.S. federal government	20	2,833	–	–	20	2,833	12	15	14	2	26	17
U.S. states, municipalities and agencies	3	716	2	313	5	1,029	1	510	2	861	3	1,371
Other governments	119	2,707	3	1,177	122	3,884	5	1,587	1	309	6	1,896
Mortgage-backed securities and collateralized mortgage obligations — Canada (1)	–	–	–	–	–	–	–	8	–	2	–	10
Mortgage-backed securities and collateralized mortgage obligations — U.S. (1)	–	13	–	1	–	14	–	–	–	–	–	–
Corporate debt	26	1,299	16	650	42	1,949	88	1,626	34	880	122	2,506
Corporate equity	2	82	5	32	7	114	16	51	17	45	33	96

Total (2)	$288	$14,158	$68	$3,577	$356	$17,735	$189	$7,109	$74	$2,415	$263	$9,524

(1)	These amounts are supported by guaranteed mortgages

(2)	Table does not include non-cash collateral received in securities lending transactions that we are permitted by contract to sell or repledge of $1,861 million as at April 30, 2010.

     The gross realized gains and losses on sales of available-for-sale securities are as follows:

(Canadian $ in millions)	For the three months ended		For the six months ended
	April 30,	April 30,	April 30,	April 30,
	2010	2009	2010	2009

Gross realized gains	$50	$41	$90	$95
Gross realized losses	(1)	(8)	(3)	(59)

Net realized gains (losses)	$49	$33	$87	$36

The amortized cost and fair value of available-for-sale debt securities by contractual maturity dates are as follows:

						April 30,	October 31,
(Canadian $ in millions, except as noted)	Term to maturity					2010	2009
	Within	1 to 3	3 to 5	5 to 10	Over 10
	1 year	years	years	years	years	Total	Total

Available-for-Sale Debt Securities
Issued or guaranteed by:
Canadian federal government
Amortized cost	$725	$4,828	$7,082	$966	$109	$13,710	$17,509
Fair value	740	4,872	6,966	941	110	13,629	17,607
Yield (%)	4.20	3.03	2.54	3.74	4.00	2.88	2.35
Canadian provincial and municipal governments
Amortized cost	3	831	481	43	132	1,490	1,718
Fair value	3	856	494	44	132	1,529	1,772
Yield (%)	0.94	2.21	1.66	3.67	4.88	2.18	2.12
U.S. federal government
Amortized cost	1,654	90	–	2,005	6	3,755	1,136
Fair value	1,654	94	–	1,985	7	3,740	1,111
Yield (%)	0.34	2.20	–	3.14	4.90	1.89	0.20
U.S. states, municipalities and agencies
Amortized cost	1,336	1,334	1,020	405	204	4,299	5,993
Fair value	1,341	1,338	1,046	413	211	4,349	6,088
Yield (%)	1.78	0.84	3.42	5.93	4.76	2.41	2.48
Other governments
Amortized cost	7,673	4,749	679	2	–	13,103	8,182
Fair value	7,666	4,769	683	2	–	13,120	8,229
Yield (%)	1.50	2.03	0.62	4.80	–	1.65	0.53
Mortgage-backed securities and collateralized mortgage obligations — Canada (1)
Amortized cost	651	4	7,847	7	7	8,516	9,331
Fair value	665	4	8,024	7	7	8,707	9,578
Yield (%)	2.04	6.05	2.65	5.54	6.46	2.61	4.68
Mortgage-backed securities and collateralized mortgage obligations — U.S.
Amortized cost	13	10	26	213	419	681	789
Fair value	13	10	26	224	433	706	817
Yield (%)	4.04	3.78	4.51	4.49	4.44	4.44	4.52
Corporate debt
Amortized cost	1,107	1,652	1,295	833	1,895	6,782	6,575
Fair value	1,134	1,715	1,343	864	2,011	7,067	6,768
Yield (%)	1.78	1.57	1.68	2.59	4.38	1.89	2.21

Total cost or amortized cost	$13,162	$13,498	$18,430	$4,474	$2,772	$52,336	$51,233

Total fair value	$13,216	$13,658	$18,582	$4,480	$2,911	$52,847	$51,970

Yield (%)	1.59	2.25	2.49	3.58	2.94	2.29	2.47

(1)	These amounts are supported by guaranteed mortgages.

Yields in the table above are calculated using the cost or amortized cost of the security and the contractual interest or stated dividend rates associated with each security adjusted for any amortization of premiums and discounts.
Tax effects are not taken into consideration. The term to maturity included in the table above is based on the contractual maturity date of the security. The term to maturity of mortgage-backed securities and collateralized mortgage obligations is based on average expected maturities. Actual maturities could differ as issuers may have the right to call or prepay obligations. Securities with no maturity date are included in the over 10 years category.

(p) Securitizations and Variable Interest Entities (“VIEs”)
Effective November 1, 2009, we adopted new disclosure requirements issued by the FASB which require us to provide additional interim disclosures on transfers of financial assets and continuing involvement with both qualifying special purpose entities (“QSPEs”).

Cash flows received from securitization vehicles for the three and six months ended April 30, 2010 and 2009 were as follows:

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the three months ended	2010	2009	2010	2009	2010	2009

Proceeds from new securitizations	$1,510	$944	$–	$–	$1,510	$944
Proceeds from collections reinvested in existing securitization vehicles	422	656	4,629	3,266	5,051	3,922
Servicing fees collected	12	13	–	–	12	13
Receipt of deferred purchase price	47	97	131	156	178	253

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total
	April 30,	April 30,	April 30,	April 30,	April 30,	April 30,
For the six months ended	2010	2009	2010	2009	2010	2009

Proceeds from new securitizations	$1,843	$5,581	$–	$–	$1,843	$5,581
Proceeds from collections reinvested in existing securitization vehicles	897	1,179	9,534	6,790	10,431	7,969
Servicing fees collected	25	25	–	–	25	25
Receipt of deferred purchase price	119	158	277	328	396	486

The impact of securitizations on our Consolidated Balance Sheet as at April 30, 2010 and October 31, 2009 was as follows:

(Canadian $ in millions)	Residential mortgages		Credit card loans		Total
	April 30,	October 31,	April 30,	October 31,	April 30,	October 31,
	2010	2009	2010	2009	2010	2009

Retained interests
Investment in securitization vehicles	$–	$–	$254	$277	$254	$277
Deferred purchase price	566	616	114	111	680	727
Cash deposits with securitization vehicles	11	11	–	–	11	11
Servicing liability	85	91	20	20	105	111

Credit Information
Principal amounts, impaired amounts and net credit losses for all loans reported and securitized were as follows:

			April 30,			October 31,
(Canadian $ in millions)			2010			2009
	Total	Impaired	Net	Total	Impaired	Net
	loans	loans	write-offs (1)	loans	loans	write-offs (1)

Residential mortgages	$73,856	$286	$4	$74,647	$309	$6
Consumer instalment and other personal loans	47,774	30	225	45,824	32	401
Credit card loans	7,787	392	212	7,293	310	346
Business and government loans	66,894	2,733	225	68,169	2,686	766

Total loans	196,311	3,441	666	195,933	3,337	1,519
Less mortgage-backed securities retained and classified as available-for-sale securities	8,255	–	–	9,284	–	–
Less loans securitized:
Residential mortgages	18,930	36	–	19,839	40	–
Credit card loans	4,469	–	108	4,719	–	172

Total loans reported in the Consolidated Balance Sheet	$164,657	$3,405	$558	$162,091	$3,297	$1,347

(1)	Net write-offs represent write-offs in the year net of recoveries on loans previously written off.

Sensitivity Analysis
The adjacent table outlines the key economic assumptions used in measuring the deferred purchase price and servicing liability and the sensitivity of these retained interests as at April 30, 2010 to immediate 10% and 20% adverse changes in those assumptions. The sensitivity analysis should be used with caution as it is hypothetical and the impact of changes in each key assumption may not be linear. The sensitivities to changes in each key variable have been calculated independently of the impact of changes in the other key variables. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

(Canadian $ in millions, except as noted)	Residential	Credit Card
	mortgages	loans

Fair value of deferred purchase price	$566	$114

Weighted-average life (years)	2.56	0.36

Weighted-average prepayment rate (%)	17.83	99.29
Impact of: 10% adverse change ($)	13.2	9.3
20% adverse change ($)	26.1	17.2

Interest spread (%)	1.44	10.76
Impact of: 10% adverse change ($)	88.2	10.7
20% adverse change ($)	176.3	21.5

Expected credit losses (%)	0-0.01	4.55
Impact of: 10% adverse change ($)	0.1	5.8
20% adverse change ($)	0.2	11.6

Weighted-average discount rate (%)	2.22	9.09
Impact of: 10% adverse change ($)	2.0	0.4
20% adverse change ($)	4.0	0.7

(q) Restricted Net Assets
Certain of our subsidiaries and equity investments are subject to regulatory requirements of the jurisdictions in which they operate. As a result, these subsidiaries and equity investees may be restricted from transferring to us our proportionate share of their assets in the form of cash dividends, loans or advances. At April 30, 2010 and October 31, 2009, restricted net assets of these subsidiaries were $5.1 billion and $5.9 billion, respectively.
Changes in Accounting Policy
Convertible Debt Instruments
Effective November 1, 2009, we adopted new United States guidance issued by the FASB on the accounting for convertible debt instruments that may be settled in cash (or other assets) upon conversion, including partial cash settlement. This guidance requires that we account for the liability and equity, components separately. This new guidance did not have any impact on our United States GAAP reconciliation because we do not have any convertible debt instruments, as all of our convertible preferred shares and capital trust securities are classified as equity instruments under United States GAAP.
Business Combinations
Effective November 1, 2009, we adopted the new FASB accounting standard on business combinations. Under this new standard, we recognize the assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their fair values as of the acquisition date, and expense acquisition-related costs. Under Canadian GAAP, the assets acquired and liabilities assumed are adjusted only for the acquirer’s share of the fair value. Non-controlling interests are recorded at their share of the carrying values recorded in the accounting records of the acquiree. Acquisition-related costs are recorded as part of the purchase price. The new standard did not result in any material US GAAP reporting differences for the acquisitions that have occurred since adoption.
Future Changes in Accounting Policy
Accounting for Transfers of Financial Assets
The FASB has issued a new standard on the accounting for transfer of financial assets that removes the concept of a qualifying special-purpose entity (“QSPE”). The new standard also creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. This standard is effective November 1, 2010 for United States GAAP reporting purposes. We are currently assessing the impact on our United States GAAP reconciliation.
Amendments to Guidance on the Consolidation of Variable Interest Entities
The FASB has issued a new standard which changes the criteria by which an enterprise determines whether it must consolidate a VIE. This new standard amends the existing guidance to require an enterprise to consolidate a VIE if it has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE. Existing guidance requires an enterprise to consolidate a VIE if it absorbs a majority of the expected losses or residual returns, or both. A continuous assessment of which party must consolidate a VIE will be required, rather than an assessment only when certain trigger events occur. In addition, the new standard requires an enterprise to assess if VIEs that were previously QSPEs must be consolidated by the enterprise. This standard is effective November 1, 2010 for United States GAAP reporting purposes. We are currently assessing the impact on our United States GAAP reconciliation.